Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2026

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$2,559	$5,591
Restricted deposit	392	359
Trade receivables, net	16	1
Inventories	540	573
Other accounts receivable and prepaid expenses	389	223
Total current assets	3,896	6,747
Non-current assets:
Restricted deposit	83	76
Operating lease right-of-use assets	2,127	2,426
Property and equipment, net	1,046	1,463
Intangible assets, net	45	73
Total non-current assets	3,301	4,038
Total assets	$7,197	$10,785

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2026	2025
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$256	$610
Operating lease liabilities	894	814
Accrued liabilities and other payables	1,336	1,248
Total current liabilities	2,486	2,672
Non-current liabilities:
Operating lease liabilities	1,766	2,032
Total non-current liabilities	1,766	2,032
Total liabilities	4,252	4,704

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 3,000,000 ordinary shares as of June 30, 2026 (unaudited) and December 31, 2025; issued and outstanding: 1,444,350 and 1,280,301 ordinary shares as of June 30, 2026 (unaudited) and December 31, 2025, respectively(*)	6,265	5,492
Additional paid in capital	128,311	126,397
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(130,662)	(124,839)
Total shareholders’ equity	2,945	6,081
Total liabilities and shareholders’ equity	$7,197	$10,785

(*)	Adjusted to reflect the reverse stock splits, see Note 6 and 8.

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30
	2026	2025
Revenues	$181	$2,234
Cost of revenues	880	374
Gross profit (loss)	(699)	1,860

Operating expenses:
Research and development	2,843	4,118
General, administrative and marketing	2,206	2,568
Total operating loss	5,748	4,826
Financial income (expenses), net	(75)	27
Net loss for the period	$(5,823)	$(4,799)
Basic and diluted net loss per ordinary share (*)	$(4.13)	$(4.12)
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share (*)	1,408,861	1,164,660

(*)	Adjusted to reflect the reverse stock splits, see Note 6 and 8.

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number (*)	Amounts	capital	loss	deficit	Total

BALANCE AT DECEMBER 31, 2024	1,145,451	$4,983	$122,801	$(969)	$(113,350)	$13,465
Issuance of ordinary shares and warrants, net of issuance costs of $498	120,000	509	2,593	-	-	3,102
Issuance of ordinary shares in connection with equity incentive plans	6,150	-	-	-	-	-
Share-based compensation	-	-	737	-	-	737
Net loss	-	-	-	-	(4,799)	(4,799)
BALANCE AT JUNE 30, 2025	1,271,601	$5,492	$126,131	$(969)	$(118,149)	$12,505

BALANCE AT DECEMBER 31, 2025	1,280,301	$5,492	$126,397	$(969)	$(124,839)	$6,081
Issuance of ordinary shares and warrants, net of issuance costs of $281	160,000	773	946	-	-	1,719
Issuance of ordinary shares in connection with equity incentive plans	4,049	-	-	-	-	-
Proceeds on account of shares yet to be issued, net of issuance costs	-	-	620	-	-	620
Share-based compensation	-		348	-	-	348
Net loss	-	-	-	-	(5,823)	(5,823)
BALANCE AT JUNE 30, 2026	1,444,350	$6,265	$128,311	$(969)	$(130,662)	$2,945

(*) Adjusted to reflect the reverse stock splits, see Note 6 and 8.

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(5,823)	$(4,799)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	407	473
Loss from disposal of property and equipment	30	-
Accrued interest	(8)	(7)
Share-based compensation to employees and consultants	345	735
Exchange differences on cash and cash equivalents	(35)	(71)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(15)	150
Decrease (increase) in inventories	36	(111)
Decrease (increase) in other accounts receivable and prepaid expenses	(166)	69
Decrease in operating lease right of use assets	345	325
Increase (decrease) in trade payables	(354)	(299)
Decrease in operating lease liabilities	(232)	(112)
Increase (decrease) in accrued liabilities and other payables	88	40
Net cash used in operating activities	(5,382)	(3,607)
Cash flows from investing activities:
Purchase of property and equipment	(75)	(12)
Proceeds from sale of property and equipment	83	1
Net cash provided by (used in) investing activities	8	(11)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	1,719	3,102
Proceeds on account of shares yet to be issued, net of issuance costs	620	-
Net cash provided by financing activities	2,339	3,102
Effect of exchange rate changes on cash and cash equivalents	3	41
Net decrease in cash and cash equivalents	(3,032)	(475)
Cash and cash equivalents at the beginning of the period	5,591	11,909
Cash and cash equivalents at the end of the period	$2,559	$11,434

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2026	2025

Supplemental disclosure of non-cash activities:
Right of use assets recognized with corresponding lease liabilities	$46	$58
Capitalization of Share-based compensation to inventory	$3	$2

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

Note 1 - NATURE OF OPERATIONS:

a.

CollPlant Biotechnologies Ltd. (the “Company”) is a pioneering technology company operating at the forefront of both regenerative medicine and advanced high-performance photonic computing.

In the healthcare sector, the Company is focused on 3D bioprinting of tissues and organs and medical aesthetics, utilizing its proprietary recombinant human collagen (rhCollagen) produced via plant-based genetic engineering. The Company’s healthcare revenues include income from business collaborators and sales of (i) bioInk products for 3D bioprinting, (ii) rhCollagen for medical aesthetics, and (iii) rhCollagen-based products for tendinopathy and wound care.

On September 3, 2026, the Company completed the acquisition of LightSolver Ltd. (“LightSolver”), as further described in Note 8(c).

The Company operates primarily through its operating subsidiaries: CollPlant Ltd. (which established CollPlant Inc. in the United States in November 2021, which has not yet commenced operations) and LightSolver Ltd., acquired in September 2026.

b.	For the six months ended and as of June 30, 2026, the Company incurred a net loss of $5,823 and has an accumulated deficit in the total amount of $130,662. The Company’s negative cash flows for the six months ended June 30, 2026 from operating activities were $5,382. The Company’s cash and cash equivalents as of June 30, 2026 totaled $2,559.

The Company expects to incur future net losses and the transition to profitability is dependent upon, among other things, the successful development and commercialization of the Company’s products and product candidates or, the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure.

As of the approval date of these consolidated financial statements, the Company’s available liquidity is not sufficient to fund its operations and meet its obligations for the twelve-month period following the issuance date of these consolidated financial statements. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued development and commercialization of the Company’s products and product candidates, advancement of its existing collaborations with global leading companies, pursuit of additional strategic partnerships and licensing arrangements, and raising capital through public or private offerings of equity or debt securities. The Company has historically accessed the capital markets and entered into strategic collaborations to support its operations, however, there can be no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms, or at all.

If the Company is unsuccessful in commercializing its products, advancing its collaborations, or raising additional capital, it may be required to reduce its operating activities, modify its strategic plans, or curtail certain operations.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by U.S GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2025, as filed in the 20-F on March 26, 2026.

The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2025, contained in the Company’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results may differ from those estimates.

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies Ltd. and its wholly-owned subsidiary, CollPlant Ltd, as of June 30,2026. Intercompany balances and transactions have been eliminated upon consolidation.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

d.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding share options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include options, restricted share units and warrants exercisable into 615,283 and 330,833 shares(*) for the six months ended June 30, 2026 and 2025, respectively, because the effect would be anti-dilutive.

(*)	Adjusted to reflect the reverse stock splits, see Note 6 and 8.

e.	Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net loss as shown in the Company’s consolidated statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

f.	Warrants classification:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own share and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

g.	Newly issued and recently adopted accounting pronouncements:

Recently adopted accounting pronouncements:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company adopted ASU 2025-05 as of January 1, 2026 on a prospective basis and elected the practical expedient. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

New accounting pronouncements not yet effective:

1)	In November 2024, the FASB issued ASU 2024-03, Income Statement, Reporting Comprehensive Income, Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires that public business entities disclose more detailed information about types of expenses in commonly presented expense captions. This guidance is effective for annual reporting periods beginning after December 31, 2026, and for interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting ASU 2024-03.

2)

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 3 – INVENTORIES, NET:

a.	Inventories as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30,	December 31,
	2026	2025
	Unaudited
Work in progress	388	$283
Finished goods	152	290
Total inventories	$540	$573

b.	During the six months period ended June 30, 2026, the Company recorded approximately $97 for write-down of inventories under cost of revenues.

During the six months period ended June 30, 2025, the Company recorded approximately $21 for write-down of inventories under cost of revenues.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitment to pay royalties to the government of Israel

The Company received grants from the Israeli Innovation Authority (IIA) for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”), the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the approved program funded by the IIA. Under the Innovation Law royalties of 3% on the income deriving from products and from related knowhow and services developed in whole or in part, directly or indirectly, under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on SOFR. In addition to paying any royalty due, the Company must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair the Company’s ability to outsource manufacturing or otherwise transfer its know-how outside of Israel and may require it to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

The Company did not apply for grants from the IIA since 2019. For the six months period ended June 30, 2026 and 2025, the Company recorded royalties expenses of $5 and $67, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of June 30, 2026, the maximum total royalty amount payable by the Company under the IIA funding arrangement is approximately $6,896 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 5 - Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement with AbbVie (the “AbbVie Development Agreement”), pursuant to which CollPlant and AbbVie collaborated in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market using CollPlant’s rhCollagen technology.

Under the AbbVie Development Agreement, CollPlant received an upfront cash payment of $14,000 in February 2021. In June 2023, the Company announced the achievement of a milestone with respect to the clinical phase dermal filler product, which triggered a $10,000 payment from AbbVie that was received in July 2023. In February 2025, the Company announced the receipt of a contingent payment with respect to CollPlant’s rhCollagen, which triggered a $2,000 payment from AbbVie.

In April 2026, AbbVie notified the Company of its decision to terminate the AbbVie Development Agreement. The termination became effective following the applicable notice period. As a result of the termination, the Company does not expect to receive additional development, regulatory or commercial milestone payments or royalties under the AbbVie Development Agreement.

NOTE 6 - SHARE CAPITAL (*):

a.	Ordinary shares

1)	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

2)	Changes in share capital

a)	On June 2, 2025, the Company completed a registered direct offering pursuant to which it issued and sold an aggregate of 120,000 ordinary shares to certain industrial investors, at a purchase price of $30.00 per share, for aggregate gross proceeds of $3,600. The total issuance costs accumulated to $498. In connection with the offering, the Company also issued in a concurrent private placement (i) 120,000 warrants to the investors, exercisable for 120,000 of the Company’s ordinary shares at an exercise price of $30.00 per share, and (ii) 7,200 warrants to the placement agent, exercisable for 7,200 of the Company’s ordinary shares, at an exercise price of $37.50 per share. The warrants will be exercisable for a period of three and one-half years. The Company accounted for the aforementioned warrants as freestanding instruments classified as part of the Company’s equity in accordance with ASC-480 and ASC-815-40.

b)	On February 6, 2026, the Company completed a registered direct offering pursuant to which it issued and sold an aggregate of 160,000 ordinary shares to certain investors, at a purchase price of $12.50 per share, for aggregate gross proceeds of $2,000. The total issuance costs accumulated to approximately $281. In connection with the offering, the Company also issued in a concurrent private placement (i) 160,000 unregistered Series A warrants to purchase 160,000 ordinary shares at an exercise price of $12.50 per share, exercisable for a period of five years, (ii) 160,000 unregistered Series B warrants to purchase 160,000 ordinary shares at an exercise price of $12.50 per share, exercisable for a period of eighteen months, and (iii) 9,600 warrants to the placement

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (*) (CONTINUE):

agent to purchase 9,600 ordinary shares at an exercise price of $15.625 per share, exercisable for a period of five years. The Company accounted for the aforementioned warrants as freestanding instruments classified as part of the Company’s equity.

c)	On June 29, 2026, the Company entered into a securities purchase agreement with certain investors for an aggregate investment amount of approximately $2,600 in a private placement (the “June 2026 Offering”).

As of June 30, 2026, the Company had received $660 on account of the securities to be issued pursuant to the June 2026 Offering. The amount was recorded within shareholders’ equity as additional paid-in capital, net of issuance costs incurred as of that date.

On July 6, 2026, the June 2026 Offering was completed. Upon closing, the Company issued 446,471 ordinary shares, pre-funded warrants to purchase 318,235 ordinary shares, Series A warrants to purchase 764,706 ordinary shares and Series B warrants to purchase 1,529,412 ordinary shares. The Company received the remaining gross proceeds of $1,940.

The pre-funded warrants have an exercise price of $0.001 per ordinary share, are immediately exercisable and do not expire until exercised in full. The Series A and Series B warrants have an exercise price of $3.40 per ordinary share and expire two years and five years, respectively, following the effective date of the registration statement covering the resale of the ordinary shares underlying such warrants. In connection with the June 2026 Offering, the Company also issued to the placement agent warrants to purchase up to 45,882 ordinary shares at an exercise price of $4.25 per ordinary share. The placement agent warrants are substantially on the same terms as the Series B warrants. Total issuance costs related to the June 2026 Offering amounted to approximately $364.

The Company determined that the pre-funded warrants, Series A warrants and Series B warrants issued in connection with the June 2026 Offering meet the criteria for equity classification. Accordingly, the related issuance costs were accounted for as a reduction of shareholders’ equity.

d)	During the six months ended June 30, 2026 and June 30, 2025, the Company issued 4,049 and 6,150 ordinary shares upon the vesting and settlement of 4,049 and 6,150 RSUs previously granted to employees and directors under the Company’s equity incentive plans, respectively.

b.	Share- based compensation

1)	Option plan

Under the Company’s new share award plan (the “2024 Plan”), the Company may grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan is in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.

The Company still has options outstanding under its former Share Ownership and Option Plan (2010), or the 2010 Plan. These options were granted to employees, directors and consultants of the Company. Each option is exercisable into one ordinary share of the Company of NIS 1.50 par value.

2)	Options grants

In the six months ended June 30, 2026, and June 30, 2025, no options were granted.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (*) (CONTINUE):

During the six months ended June 30, 2026 and  June 30, 2025, no options were exercised.

The fair value of options vested during the six months ended June 30, 2026, and 2025 was $320 and $555, respectively.

The following table summarizes the activity in options granted to employees and directors for the six months period ended June 30, 2026:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	162,721	$56.40	3.75	$-
Expired	46,074	58.40	-	-
Forfeited	3,038	31.30	-	-
Options outstanding at the end of the period	113,609	$56.20	4.21	$-
Options exercisable at the end of the period	108,456	$57.00	4.01	$-

The following table summarizes the activity in options granted to consultants for the six months period ended June 30, 2026:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	4,700	$35.10	8.63	$-
Expired	-	-	-	-
Options outstanding at the end of the period	4,700	$35.10	8.13	$-
Options exercisable at the end of the period	1,000	$45.10	8.25	$-

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (*) (CONTINUE):

3)	RSUs grants

In the six months ended June 30, 2025, no RSUs were granted.

The following table summarizes the activity in RSUs granted to employees and consultants under the 2024 Plan for the six months period ended June 30, 2026:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	43,373	$39.30
Granted	3,000	12.30
Vested and settled into ordinary shares	4,049	-
Forfeited	2,150	-
Unvested at the end of the period	40,174	$35.70

4)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30
	2026	2025
Cost of revenue	$-	$-
Research and development	192	251
General, administrative and marketing	153	487
	$345	$738

As of June 30, 2026, there was $668 of unrecognized compensation expense related to unvested RSUs and options. This amount is expected to be recognized over a weighted-average period of 1.37 years.

(*)	Adjusted to reflect the reverse stock splits, see Note 8.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 7 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,
	2026	2025
Revenues from milestones (See note 5)	$-	$2,000
Revenues from the sales of goods	181	234
Total revenues	$181	$2,234

b.	Revenues by geographic area were as follows:

	Six months ended June 30,
	2026	2025
United States	$22	$2,164
Canada	91	33
Europe and others	60	37
Israel	8	-
Total revenues	$181	$2,234

c.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,
	2026	2025
Customer A	$-	$2,159
Customer B	$78	$33

NOTE 8 - SUBSEQUENT EVENTS:

a.	On July 29, 2026, the Company’s shareholders approved an increase in the Company’s authorized share capital from 3,000,000 ordinary shares, NIS 1.50 par value each, to 50,000,000 ordinary shares, NIS 1.50 par value each.

b.	On August 18, 2026, the Company’s shareholders approved an amendment to the Company’s amended and restated Memorandum and Articles of Association to eliminate the par value of the Company’s ordinary shares. Following such amendment, the Company’s ordinary shares are without par value.

At the same meeting, the Company’s shareholders approved a reverse share split of the Company’s ordinary shares at a ratio ranging from one-for-eight to one-for-twelve, with the final ratio and effective date to be determined by the Company’s board of directors. On September 1, 2026, the board of directors determined that the reverse share split would be effected at a ratio of one-for-ten. The reverse share split became effective on September 4, 2026, at which time every ten ordinary shares of the Company were consolidated into one ordinary share.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 8 - SUBSEQUENT EVENTS (CONTINUE):

No fractional ordinary shares were issued as a result of the reverse share split, and fractional shares were rounded to the nearest whole ordinary share.

In connection with the reverse share split, proportionate adjustments were made to the number of ordinary shares issuable upon the exercise or vesting of the Company’s outstanding warrants, RSU’s, options and other equity awards, as applicable, and to the related exercise prices.

All share and per share amounts presented in these condensed consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the one-for-ten reverse share split for all periods presented (see Note 6).

c.	On August 29, 2026, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with LightSolver, an Israeli private company, and the shareholders of LightSolver, pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of LightSolver. On September 3, 2026, the acquisition was completed and LightSolver became a subsidiary of the Company. Subsequently, on September 30, 2026, the Company entered into an amendment to the Purchase Agreement.

LightSolver is an Israeli technology company developing a photonic computing platform based on its proprietary Laser Processing Unit (“LPU”) technology. Following the acquisition, the Company expanded its operations into the high-performance computing and photonics sectors, alongside its existing regenerative and aesthetic medicine activities.

Pursuant to the Purchase Agreement, as amended, the consideration to the former shareholders of LightSolver includes: (i) 336,103 newly issued ordinary shares of the Company, representing approximately 17.8% of the Company’s outstanding ordinary shares immediately prior to the execution of the Share Purchase Agreement; (ii) pre-funded warrants to purchase an aggregate of 668,448 ordinary shares of the Company at an exercise price of $0.0001 per share; and (iii) three series of milestone-based warrants to purchase an aggregate of up to 22,231,164 ordinary shares of the Company, consisting of warrants to purchase up to 2,455,120, 9,553,640 and 10,222,404 ordinary shares, respectively (collectively, the “Consideration Securities”). The milestone warrants become exercisable upon the achievement of specified technological and commercial milestones.

In addition, certain holders of outstanding and unvested options of LightSolver are entitled to receive rollover options to purchase an aggregate of 385,198 ordinary shares of the Company. The issuance of ordinary shares upon exercise of the pre-funded warrants, milestone warrants and rollover options is subject to an equity issuance limitation designed to comply with Nasdaq Listing Rule 5635. To the extent the applicable Nasdaq issuance threshold would be exceeded, shareholder approval will be required before the underlying ordinary shares may be issued.

At closing, the Company invested $5.0 million in LightSolver to fund its working capital and operational needs. In addition, one SAFE previously issued by LightSolver with an aggregate purchase amount of $2.0 million remained outstanding following the closing and may result in future dilution of the Company’s ownership interest in LightSolver.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as advisor to the Company and in connection with the acquisition, the Company entered into a finder agreement pursuant to which the Company agreed to issue Wainwright (or its designees) warrants (the “Finder Warrants”) to purchase 200,000 of our ordinary shares at an exercise price of $3.60 per share upon closing of the acquisition. The warrants will have a five-year term following initial exercise date and the exercisability of the warrants shall be subject to shareholder approval.

Rodman & Renshaw, LLC (“R&R”) acted as advisor to LightSolver and in connection with the acquisition, on September 24, 2026, the Company and LightSolver entered into an agreement with R&R (the “R&R Agreement”) providing for the issuance to R&R of the following: (i) a pre-funded warrant to purchase 69,487 of our ordinary shares and milestone warrants to purchase an aggregate of 1,111,558 of our ordinary shares, the exercise of which shall be subject to the same milestone triggers as the Consideration Securities (the “Advisor Acquisition Securities”), (ii) a contingent pre-funded warrant to purchase 106,294 of our ordinary shares for each $6.25 million of gross proceeds in certain equity and debt financing and grants or sales of certain assets up to a maximum of pre-funded warrants to purchase 425,176 of our ordinary shares (the “Contingent Pre-Funded Warrants”), and (iii) a pre-funded warrant to purchase 18,761 of our ordinary shares and milestone warrants to purchase an aggregate of 300,120 of our ordinary shares, the exercise of which shall be subject to the same milestone triggers as the Consideration Securities (the “Advisory Securities”). The Company and LightSolver also entered into an agreement on substantially similar terms as the R&R Agreement with another advisor granting to such advisor Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Securities and who is acting in an advisory role to LightSolver. The issuance of ordinary shares underlying the Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Securities to both such parties will be subject to shareholder approval. Pursuant to an instruction from LightSolver, the Advisor Acquisition Securities and Advisory Securities issuable to such advisors will be deducted from the Consideration Securities otherwise issuable under the Purchase Agreement.

d.	During August and September 2026, certain shareholders exercised Series B warrants to purchase an aggregate of 1,529,412 ordinary shares, the issuance of which was held in abeyance, and exercised pre-funded warrants to purchase 218,618 ordinary shares, resulting in aggregate proceeds to the Company of approximately $5.2 million. In connection with the exercise of the Series B warrants, Wainwright is entitled to placement agent warrants to purchase 91,765 ordinary shares.